UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces Third Quarter 2026 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Song Wang

Name:	Song Wang
Title:	Director and Chief Executive Officer

Date: November 13, 2026

Exhibit 99.1

Dingdong (Cayman) Limited Announces Third Quarter 2026 Financial Results

SHANGHAI, November 12, 2026 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended September 30, 2026.

Third Quarter 2026 Highlights:1

•

GMV: total amount of GMV for the third quarter of 2026 increased by 14.3% year over year to RMB8,311.1 million (US$1,239.6 million) from RMB7,273.2 million in the same quarter of 2025, positive year-on-year growth for eleventh straight quarters.

•	Net income: total amount of net income for the third quarter of 2026 was RMB298.1 million (US$44.5 million), the eleventh consecutive quarter of profitability.
•	Non-GAAP net income: total amount of Non-GAAP net income for the third quarter of 2026 was RMB307.6 million (US$45.9 million), the sixteenth consecutive quarter of non-GAAP profitability.

Mr. Song Wang, the Chief Executive Officer of Dingdong, stated, “As of the third quarter of 2026, Dingdong has maintained profitability on a non-GAAP basis for the sixteenth consecutive quarters and on a GAAP basis for the eleventh consecutive quarters. The Company has also delivered year-over-year revenue growth for the eleventh consecutive quarters. During the quarter, the Company's GMV increased by 14.3% year over year, with Eastern China region delivering particularly strong performance as GMV grew by 17.6% year over year, demonstrating robust growth momentum in our core markets. In addition, cash flow performance provides further evidence of our operating quality. Net cash inflow from operating activities was RMB351 million for the quarter on a consolidated basis, which included RMB384 million from our China business.

We continued to advance our strategic transformation from an on-demand fresh grocery platform into a modern retailer centered on differentiated product capabilities, oriented toward household consumption occasions and underpinned by an efficient supply chain. In May 2026, we elevated Dingdong V5, our private label brand launched in 2023, to a company-level strategic priority, strengthening our product development and differentiation. At the same time, we continued to optimize our frontline fulfillment network by concentrating new openings in Eastern China, enhancing density and growth potential in our core markets. Our sustained profitability, accelerating core-market growth and continued progress in our product capability strategy fully demonstrate Dingdong's strategic resolve and solid execution amid fierce competition, laying robust fundamentals for long-term competitive advantage and high-quality, sustainable growth.”

On February 5, 2026, the Company entered into a definitive agreement to divest its China business to Meituan. The transaction remains pending as of the date of this release, contingent on standard closing conditions under the Share Purchase Agreement, notably anti-monopoly approval from SAMR. Consistent with prior quarter accounting treatment, no depreciation or amortization was recognized for the held-for-sale China business upon classification as held-for-sale, which resulted in an increase to our net income by RMB195.7 million (US$29.2 million) in the current quarter.

Third Quarter 2026 Financial Results1

Total revenues were RMB7,380.4 million (US$1,100.8 million), compared with total revenues of RMB6,662.4 million in the same quarter of 2025, representing an increase of 10.8% year over year. Revenues generated from our China business2 as included in profit from discontinued operations increased by 11.0% year over year to RMB 7,307.2 million (US$1,089.9 million), primarily due to the rise in the number of orders resulting from an increase in the

1 The Company presents the total amounts of certain line items, which represent the aggregate figures encompassing both continuing operations (overseas business) and discontinued operations (domestic China business).

2 The Company also discloses figures pertaining to its China business, which are classified within profit generated from discontinued operations. In addition, the Company separately presents data relating to its overseas business.

Exhibit 99.1

average monthly number of transacting users and higher monthly order frequency, as well as the continued densification of frontline fulfillment stations in Eastern China (including new openings in Huai'an, Hefei, and Suqian during the third quarter). The increase was partially offset by the continued downward pressure on CPI prices for certain key categories, including pork, and by the ongoing closure of some inefficient frontline fulfillment stations in Beijing and the Guangzhou-Shenzhen area throughout the third quarter of 2026. Revenues generated from our overseas business decreased by 6.9% year over year to RMB73.2 million (US$10.9 million), primarily due to the overseas business was managed with a focus on selected regions.

Total operating costs and expenses were RMB7,093.5 million (US$1,058.0 million), compared with RMB6,621.6 million in the same quarter of 2025, with a detailed breakdown as below. No depreciation or amortization is recorded in the cost and the four categories of expenses for long-lived assets in the China business after being classified as held-for-sale, as assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell according to the relevant standards under US GAAP. This has also impacted the line items below:

•

Cost of goods sold was RMB5,187.4 million (US$773.7 million), an increase of 9.4% from RMB4,739.8 million in the same quarter of 2025. Cost of goods sold as a percentage of revenues was 70.3%, compared with 71.1% in the same quarter of 2025. Gross margin was 29.7%, compared with 28.9% in the same quarter of 2025. Since we began implementing our 4G Strategy in early 2025, gross margin has improved on a year-over-year basis, while remaining generally consistent with prior quarters.

•

Fulfillment expenses were RMB1,436.0 million (US$214.2 million), an increase of 0.4% from RMB1,430.6 million in the same quarter of 2025. Fulfillment expenses as a percentage of total revenues decreased to 19.5% from 21.5% in the same quarter of 2025.

•

Sales and marketing expenses were RMB156.7 million (US$23.4 million), an increase of 22.8% from RMB127.7 million in the same quarter of 2025. Sales and marketing expenses as a percentage of total revenues slightly increased to 2.1%, compared with 1.9% in the same quarter of 2025. The year-on-year increase in marketing expenses is mainly attributable to the increased spending on sales and marketing activities.

•

General and administrative expenses were RMB123.2million (US$18.4 million), a slight increase of 2.6% from RMB120.1 million in the same quarter of 2025, mainly due to the increase of professional service fee.

•

Product development expenses were RMB190.3million (US$28.4 million), a slight decrease of 6.5% from RMB203.4 million in the same quarter of 2025. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure such as the AI technical capability, to further enhance our competitiveness.

Income from operations was RMB280.1 million (US$41.8 million), an increase of 372.4% from RMB59.3million in the same quarter of 2025.

Net income was RMB298.1 million (US$44.5 million), an increase of 259.6% from RMB82.9 million in the same quarter of 2025. Among which, net income for the China business increased by year over year to RMB330.6 million (US$49.3 million), which was largely due to the cessation of depreciation or amortization of long-lived assets classified as held-for-sale under US GAAP. This factor has resulted in an increase of our net income by RMB195.7 million (US$29.2 million) in the current quarter, and this impact will continue to affect the quarterly net income every period prior to the completion of the Meituan transaction. Net loss for overseas business increased by 84.8% year over year to RMB32.5 million (US$4.9 million).

Non-GAAP net income, which is a non-GAAP measure that only excludes share-based compensation expenses from net income, was RMB307.6 million (US$45.9 million), an increase of 203.8% from RMB101.3 million in the same quarter of 2025. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 4.2% compared with 1.5% in the same quarter of 2025. Non-GAAP net income for China business increased by 210.3% year over year to RMB341.0 million (US$50.9 million). Non-GAAP net loss for overseas business increased by 287.0% year over year to RMB33.4 million (US$5.0 million). Similarly, non-GAAP net income was subject to the same factors that affected net income.

Exhibit 99.1

Basic and diluted net income per share were RMB0.91 (US$0.14) and RMB0.91 (US$0.14), compared with net income per share of RMB0.25 and RMB0.25 in the same quarter of 2025. Non-GAAP net income per share, basic and diluted, were RMB0.94 (US$0.14) and RMB0.94 (US$0.14), compared with RMB0.31 and RMB0.31 in the same quarter of 2025.

Cash and cash equivalents, restricted cash and short-term investments were RMB4,361.9 million (US$650.6 million) as of September 30, 2026, compared with RMB4,880.9 million as of June 30, 2026. We have been working diligently to optimize our capital usage and financing structure. The cash and cash equivalents, restricted cash, short-term investments and long-term deposits as included in the other non-current assets deducting the balance of short-term borrowings, is RMB3,576.0 million, a net increase for the fourteenth consecutive quarter, compared with RMB3,284.0 million as of June 30, 2026.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7045 to US$1.00, the exchange rate on September 30, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Exhibit 99.1

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

The China business is reported as discontinued operations in the consolidated statements of comprehensive loss for the current period and the comparative period in accordance with ASC 210-05, Discontinued Operations as the disposal plan of the China business represented a strategic shift that had a major effect on the Group’s operations and financial results. Further, the related current and non-current assets and liabilities associated with the China business are reflected as held for sale in the consolidated balance sheets at December 31, 2025 and September 30, 2026.

	As of
	December 31, 2025	September 30, 2026	September 30, 2026
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	45,722	802,444	119,687
Short-term investments	-	960,415	143,249
Accounts receivable, net	48,727	22,374	3,337
Inventories, net	39,179	28,395	4,235
Advance to suppliers	63,638	62,426	9,311
Prepayments and other current assets	11,876	19,820	2,956
Assets held for sale	4,830,947	6,035,772	900,258
Total current assets	5,040,089	7,931,646	1,183,033

Non-current assets:
Property and equipment, net	3,883	25,911	3,865
Operating lease right-of-use assets	280	47,322	7,058
Other non-current assets	15,418	9,891	1,475
Assets held for sale	1,956,498	-	-
Total non-current assets	1,976,079	83,124	12,398

TOTAL ASSETS	7,016,168	8,014,770	1,195,431

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	47,608	59,180	8,827
Customer advances and deferred revenue	1,242	599	89
Accrued expenses and other current liabilities	4,664	9,854	1,470
Salary and welfare payable	3,713	27,036	4,033
Operating lease liabilities, current	-	10,129	1,511
Liabilities held for sale	4,737,340	6,008,457	896,181
Total current liabilities	4,794,567	6,115,255	912,111

Non-current liabilities:
Operating lease liabilities, non-current	287	42,748	6,376
Other non-current liabilities	-	7,193	1,073
Liabilities held for sale	1,045,097	-	-
Total non-current liabilities	1,045,384	49,941	7,449

TOTAL LIABILITIES	5,839,951	6,165,196	919,560

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2025	September 30, 2026	September 30, 2026
	RMB	RMB	US$

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	135,435	143,460	21,398

TOTAL MEZZANINE EQUITY	135,435	143,460	21,398

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,260,014	14,285,753	2,130,771
Treasury stock	(59,969)	(59,969)	(8,945)
Accumulated deficit	(13,163,215)	(12,436,004)	(1,854,874)
Accumulated other comprehensive income/(loss)	3,948	(83,670)	(12,480)

TOTAL SHAREHOLDERS' EQUITY	1,040,782	1,706,114	254,473

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,016,168	8,014,770	1,195,431

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2025	2026	2026
	RMB	RMB	US$

Revenues:
Product revenues	78,498	72,932	10,878
Service revenues	108	266	40

Total revenues	78,606	73,198	10,918

Operating costs and expenses:
Cost of goods sold	(64,172)	(59,477)	(8,871)
Fulfillment expenses	(18,513)	(34,495)	(5,145)
Sales and marketing expenses	(3,101)	(6,161)	(919)
Product development expenses	(2,205)	(20,112)	(3,000)
General and administrative expenses	(8,190)	(3,574)	(533)

Total operating costs and expenses	(96,181)	(123,819)	(18,468)

Other operating loss, net	(11)	(1,120)	(167)
Loss from operations	(17,586)	(51,741)	(7,717)
Interest income	409	16,679	2,487
Other (loss)/income, net	(401)	2,520	376

Loss before income tax	(17,578)	(32,542)	(4,854)

Income tax expenses	(30)	-	-

Net loss from continuing operations	(17,608)	(32,542)	(4,854)
Net income from discontinued operations, net of tax	100,502	330,646	49,317
Net income	82,894	298,104	44,463

Net loss from discontinued operations attributable to redeemable noncontrolling interests	(2,552)	(2,757)	(411)

Net income attributable to ordinary shareholders	80,342	295,347	44,052

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2025	2026	2026
	RMB	RMB	US$

Net income per Class A and Class B ordinary share:
Basic
Continuing operations	（0.05 ）	（0.10 ）	（0.01 ）
Discontinued operations	0.30	1.01	0.15
Diluted
Continuing operations	（0.05 ）	（0.10 ）	（0.01 ）
Discontinued operations	0.30	1.01	0.15
Basic net income per share attributable to Class A and Class B ordinary shareholders	0.25	0.91	0.14
Diluted net income per share attributable to Class A and Class B ordinary shareholders	0.25	0.91	0.14
Shares used in net income per Class A and Class B ordinary share computation:
Basic	325,019,667	325,283,187	325,283,187
Diluted	325,019,667	325,283,187	325,283,187
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments from continuing operations	(19,403)	(27,009)	(4,028)
Foreign currency translation adjustments from discontinued operations	2,772	4,563	680

Comprehensive loss from continuing operations	(37,011)	(59,551)	(8,882)
Comprehensive income from discontinued operation	103,274	335,209	49,997
Comprehensive income	66,263	275,658	41,115

Net loss from discontinued operations attributable to redeemable noncontrolling interests	(2,552)	(2,756)	(411)

Comprehensive income attributable to ordinary shareholders	63,711	272,902	40,704

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,
	2025	2026	2026
	RMB	RMB	US$

Net cash used in continuing operating activities	(71,959)	(32,770)	(4,888)
Net cash generated from discontinued operating activities	216,370	384,055	57,283
Net cash generated from operating activities	144,411	351,285	52,395

Net cash generated from/(used in) continuing investing activities	21,601	(578,655)	(86,308)
Net cash (used in)/generated from discontinued investing activities	(113,183)	729,716	108,840
Net cash (used in)/generated from investing activities	(91,582)	151,061	22,532

Net cash generated from continuing financing activities	-	24	4
Net cash used in discontinued financing activities	(145,799)	(811,681)	(121,065)
Net cash used in financing activities	(145,799)	(811,657)	(121,061)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,949)	(10,203)	(1,523)
Net decrease in cash and cash equivalents and restricted cash	(94,919)	(319,514)	(47,657)

Cash and cash equivalents and restricted cash at the beginning of the period	927,838	2,528,370	377,116
Cash and cash equivalents and restricted cash at the end of the period	832,919	2,208,856	329,459
Less: Cash and cash equivalents and restricted cash held for sales at end of the period	766,608	1,406,412	209,772
Cash and cash equivalents and restricted cash from continuing operations at the end of the period	66,311	802,444	119,687

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2025	2026	2026
	RMB	RMB	US$

Net loss from continuing operations	(17,608)	(32,542)	(4,854)
Add: Share-based compensation expenses of continuing operations	8,981	(846)	(126)
Non-GAAP net loss from continuing operations	(8,627)	(33,388)	(4,980)

Net income from discontinued operations	100,502	330,646	49,317
Add: Share-based compensation expenses of discontinued operations	9,389	10,331	1,541
Non-GAAP net income from discontinued operations	109,891	340,977	50,858

Total Non-GAAP net income	101,263	307,589	45,878

Exhibit 99.1

The following schedules set forth the breakdown of assets and liabilities held for sale and income from discontinued operations of Dingdong’s China business which were included in the Company’s unaudited condensed consolidated financial statements:

	As of
	December 31, 2025	September 30, 2026	September 30, 2026
	RMB	RMB	US$
		(in thousands)
Cash and cash equivalents	1,061,073	1,405,761	209,674
Restricted cash	340	651	97
Short-term investments	2,869,681	1,192,583	177,878
Accounts receivable, net	143,212	149,395	22,283
Inventories, net	531,306	600,022	89,495
Advance to suppliers	50,466	73,333	10,938
Prepayments and other current assets	174,869	115,005	17,153
Property and equipment, net	-	318,358	47,484
Operating lease right-of-use assets	-	2,014,380	300,454
Other non-current assets	-	166,284	24,802
Total current assets classified as held for sale	4,830,947	6,035,772	900,258

Property and equipment, net	228,874	-	-
Operating lease right-of-use assets	1,579,819	-	-
Other non-current assets	147,805	-	-
Total non-current assets classified as held for sale	1,956,498	-	-

Accounts payable	1,872,734	2,230,625	332,706
Customer advances and deferred revenue	272,019	269,672	40,223
Accrued expenses and other current liabilities	751,954	776,425	115,804
Salary and welfare payable	300,818	205,475	30,647
Operating lease liabilities, current	668,295	632,594	94,354
Short-term borrowings	871,520	835,885	124,675
Operating lease liabilities, non-current	-	905,641	135,080
Other non-current liabilities	-	152,140	22,692
Total current liabilities classified as held for sale	4,737,340	6,008,457	896,181

Operating lease liabilities, non-current	897,524	-	-
Other non-current liabilities	147,573	-	-
Total non-current liabilities classified as held for sale	1,045,097	-	-

Exhibit 99.1

	For the three months ended September 30,
	2025	2026	2026
	RMB	RMB	US$
	(in thousands)
Total revenues	6,583,790	7,307,181	1,089,892

Operating costs and expenses:
Cost of goods sold	(4,675,667)	(5,127,900)	(764,844)
Fulfillment expenses	(1,412,093)	(1,401,461)	(209,033)
Sales and marketing expenses	(124,568)	(150,555)	(22,456)
Product development expenses	(201,242)	(170,164)	(25,381)
General and administrative expenses	(111,883)	(119,598)	(17,838)

Total operating costs and expenses	(6,525,453)	(6,969,678)	(1,039,552)

Other operating income/(loss), net	18,551	(5,626)	(839)
Income from discontinued operations	76,888	331,877	49,501
Interest income	29,285	10,292	1,535
Interest expenses	(3,168)	(4,724)	(705)
Other expenses, net	(718)	(4,338)	(647)

Income before income tax	102,287	333,107	49,684

Income tax expenses	(1,785)	(2,461)	(367)

Net income from discontinued operations	100,502	330,646	49,317